May 19, 2016

VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Katherine Wray
Attorney-Advisor
Office of Information Technologies and Services

Re: Zedge, Inc.

Registration Statement on Form 10-12G

Filed on March 8, 2016

File No. 000-55593

Dear Ms. Wray:

Zedge, Inc., a Delaware corporation (the “Company” or “we”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, Post-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement on Form 10 filed March 8, 2016 (as amended, the “Registration Statement”).

We are writing to respond to the comments raised in your letter to the Company dated May 11, 2016. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, a copy of the Amendment is enclosed and has been marked to show changes from the Registration Statement filed April 25, 2016. References to page numbers in our responses are to page numbers in the revised Information Statement attached to the Amendment as Exhibit 99.1 (the “Information Statement”). Capitalized terms defined in the Registration Statement or Information Statement and used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement or Information Statement, as applicable.

Securities and Exchange Commission

May 19, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 34

1.            In your response to comment 4, you indicate that you do not view the number of impressions or any other similar metric as a material performance indicator. In this regard, please tell us and revise your filings to include those metrics that you believe to be material performance indicators. Alternatively, we continue to believe that you should revise your filing to disclose the number of impressions you delivered per reporting period as well as the average price per impression and changes thereto. Also, consider separately presenting these metrics by both your Android and iOS operating system.

Response: As set forth in the prior response, the Company believes that it can modify the types of advertisements it markets and the pricing metrics of those advertisements that will lead to significant shifts in the revenue per impression, revenue per click or other metric. In fact, different portions of the Company’s platform price advertising differently.

The Company believes that a meaningful metric is its average revenue per monthly active user (“ARPMAU”). MAU is defined in the Information Statement, and the Company tracks its ARPMAU as of the end of monthly, quarterly and annual periods. We have added to the Information Statement disclosure of ARPMAU for the periods discussed in the financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operation section. The added disclosure appears on pages 35 and 36.

In addition to the Company’s use of ARPMAU for internal performance measurement, the Company believes that the metric is utilized by industry leading companies and that investors in the Company’s industry look to that metric as a performance indicator. Accordingly, disclosure of that metric can be a useful tool for readers to compare Company performance to other industry participants.

As indicated previously, the Company does not believe the breaking out the data by platform is significant, but notes that it does disclose the relative weight of its user base among platforms.

Management

Directors and Executive Officers, Page 41

2.             It appears from IDT’s securities filings that Mr. Howard Jonas and Mr. Michael Jonas are related. Please revise to state the nature of their relationship pursuant to Item 401(d) of Regulation S-K.

Response: We have revised the disclosure to indicate that Mr. Howard Jonas is Mr. Michael’s Jonas’ father.

2

Securities and Exchange Commission

May 19, 2016

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities, page 53

3.            Your response to comment 12 states that there were no issuances of unregistered stock-based compensation within the last three years. Please explain how this statement is consistent with disclosures in the preliminary information statement that suggest that there were such issuances. In this regard, the table in Note 11 on page F-17 shows that you granted options to purchase common stock in fiscal year 2014 and issued common stock upon the exercise of options in fiscal year 2015. Furthermore, on page 37, you disclose that you received $9,000 in proceeds from the exercise of stock options. Please revise your disclosure as needed, or advise us further.

Response: We have revised the disclosure to indicate the grants and exercise of options within the last three years.

Sincerely,

/s/ Jonathan Reich
Jonathan Reich
Chief Financial Officer

Cc:  Juan Migone
       Stephen Krikorian